KHANTY MANSIYSK OIL CORPORATION
                         152 West 57th Street 28th Floor
                               New York, NY 10019


November 12, 2002
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re:      Khanty Mansiysk Oil Corporation
         Registration Statement on Form S-1 (Registration No. 333-60770) Registration Statement on Form 8-A (Registration No. 001-16673)

Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Khanty Mansiysk Oil Corporation (the "Company") hereby withdraws its Registration Statement on Form S-1 (Registration No. 333-60770), as amended, that was originally filed with the Securities and Exchange Commission on May 11, 2001. The Company is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of the Company have been issued or sold under the Registration Statement.

     In addition, the Company hereby withdraws the Registration Statement on Form 8-A (Registration No. 001-16673) that it originally filed with the Securities and Exchange Commission on August 30, 2001 with respect to its Common Stock.

     If you have any questions with respect to this letter, please call either Richard B. Aftanas of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-4112 or the undersigned at (212) 245-5544.

                                            Sincerely,



                                            By:  /s/ Andy W. Morgan
                                               --------------------------------
                                                Andy W. Morgan
                                                Senior Vice President and
                                                  General Counsel